
ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

13 April 2005


05007423

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encl

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®


ventracor
the heart company


open briefing

corporatefile.com.au

Ventracor Limited
126 Greville Street
Chatswood, NSW 2067
Sydney, Australia

Date of lodgement: 13-Apr-2005

Title: Open Briefing®. Ventracor. European & US Commercialisation Strategy

Record of interview:

corporatefile.com.au
Ventracor Limited is conducting a clinical trial aimed at achieving regulatory approval to market the VentrAssist™ 'artificial heart' in Europe. The company also recently received FDA's conditional approval to begin a feasibility study involving the use of VentrAssist™ in bridge-to-transplant (BTT) patients. Could you outline Ventracor's core areas of focus?

CEO Colin Sutton PhD
Our total focus as a company right now is to obtain regulatory approval and begin selling VentrAssist™ first in Europe and then USA — our largest market.

We are chasing approval in Europe first because it's a shorter approval process, which will give us first sales by early 2006.

We also have the FDA's conditional approval to conduct a feasibility study in 10 BTT patients at five leading transplant centres in the USA and are currently finalising the protocols for this.

Our ultimate target market is destination therapy (DT) in the USA but our strategic decision to focus our first US trial on BTT patients is so we can obtain approval quicker. The measurable clinical end-point for a BTT patient is to support a patient for less than six months compared to more than one year for DT patients.

The current industry estimate for the number of DT patients in the USA is at least 29,000 cases per year. That's a very significant market expected to grow dramatically with wider acceptance by the medical community and the demonstration of good clinical results. The BTT market in the USA is only about 2,000 cases per year.

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Heart pumps are already available in the market in various countries. What are the competitive advantages which differentiate VentrAssist™ from others?

CEO Colin Sutton PhD
Most LVAS's attempt to mimic the way a heart works but their complex design makes them prone to failure and infection. They also have a tendency to make blood pool and clot. That means LVAS's are usually only used as a last resort for patients suffering heart failure. VentrAssist™ has several clear competitive advantages.

The first significant advantage is its ability to automatically adjust the blood flow in response to the heart's needs at any given time. VentrAssist™ has a very simple and robust design incorporating only one moving part, a spinning impeller that drives a continuous stream of blood. Its centrifugal pump is specifically designed to cause the pumping of more blood when necessary in response to the body's demand and in line with the heart's needs. For example, VentrAssist™ is able to automatically increase output when the patient is exercising.

The second advantage is the unique proprietary bio-compatible surface coatings we have developed. These coatings appear to greatly limit adverse side-effects to the blood caused by less bio-compatible materials.

Our third clear advantage over competitor devices is our design which appears to prevent blood stagnating, thereby reducing the risk of clotting. Other LVAS's tend to encourage blood clotting.

Our fourth advantage is power and output. VentrAssist™ can easily pump more than eight litres of blood per minute with much less friction (hence less heat) than other devices.

Our fifth advantage is that our design is less susceptible to wear and failure. The VentrAssist™ uses hydrodynamic levitation, whereas our three potential competitors in the USA, Japan and Germany are axial pumps which use magnetic levitation. We feel our innovative design really sets us apart from other LVASs which tend to rely on mechanical bearings and magnetic fields to hold the impeller blades in place, making them highly susceptible to wear and failure.

When our US trial begins soon, VentrAssist™ will be the first centrifugal third generation pump to undergo clinical trials in the US.

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What are the aims and benefits of the CE Mark Trial? What progress have you made so far?

CEO Colin Sutton PhD
Our CE Mark Trial is progressing with encouraging results. It involves trialing our device to gather data for submission to obtain regulatory approval to sell it anywhere within the European Union.

In the US, we need to obtain approval for each specific indication we will market it for. However, once VentrAssist™ receives approval to apply the CE mark for one, it can be sold for any indication throughout the European Union.

Our CE Mark trial involves up to 30 patients and our objective is to complete the recruitment process by mid-year. Once we've implanted our device in all trial patients, we'll monitor them for at least six months, compile the data and submit our application for permission to apply the CE mark by the end of this year. Although this timeline is proving a challenge, it clearly remains our objective.

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In February 2005, the US FDA granted Ventracor conditional approval to conduct a feasibility study in the USA after it lodged an Investigational Device Exemption (IDE) application in December 2004. What's the purpose of the IDE application and what's the FDA's approval conditional on?

CEO Colin Sutton PhD
After submitting our US bridge-to-transplant (BTT) trial protocol on time in December 2004, we received conditional approval for a feasibility study just two months later. We think this was quite an achievement.

Approval for our feasibility study involving 10 patients at five leading transplant centres in the USA is contingent upon clarification of some minor amendments to the protocol.

It's not unusual for companies to be in close discussions with the FDA about conditions they have set and we are currently involved in discussions.

We've been highly encouraged by the International Center for Health Outcomes and Innovation Research (InCHOIR) at Columbia University which is contracted to help us run the feasibility study. InCHOIR's role is similar to the responsibilities of a Clinical Research Organisation (CRO). They're working with us on our trial protocol development and guiding us in our FDA discussions.

In parallel we're preparing an IDE for a DT trial in the USA. We're in discussions with the FDA about the protocol and these talks are progressing well. Our goal is the submission of an IDE for DT by the end of this year. The number of patients included is still under discussion.

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To what extent are your ongoing discussions on the conditions set by the FDA likely to affect your clinical trial timeline?

CEO Colin Sutton PhD
We don't foresee a significant delay. The aim behind these discussions is to establish certain parameters for the trial protocol, which will be applicable for all future trials. As I said, it's not uncommon for companies to be involved in such talks with the FDA during the regulatory approval process.

corporatefile.com.au
What progress have you made in the preparation of the US feasibility study?

CEO Colin Sutton PhD
We've recruited a highly experienced US-based Chief Operating Officer. He'll transfer some staff from our Australian operation to support him. He is also in direct contact with the five leading transplant centres we expect to participate in our feasibility study.

We're very well placed to begin the US feasibility study as soon as we've agreed with the FDA the revised conditions for our trial protocol.

corporatefile.com.au
What would a reimbursement scheme provided by governments and private insurers during the feasibility study and CE Mark trial mean to the commercialisation of VentrAssist™?

CEO Colin Sutton PhD
In the USA, reiumbursement is available during clinical trialling for Category B IDE devices. VentrAssist™ has been classified as a Category B IDE device. We're also in negotiations with private insurers to cover patients who aren't eligible for Medicare reimbursement.

We expect reimbursement of up to $140,000 for the entire procedure per patient during the feasibility study. The actual dollar amount for the LVAS will need to be established with the trial centres.

We think reimbursement will spur usage and benefit all LVAS manufacturers significantly. Reimbursement will be of great importance to the commercial viability of our product because it will put us in a better position to supply and generate revenues.

In Europe, reimbursement is on a country-by-country basis. The first country in Europe we'll target will be the UK. This involves submitting data on safety, efficacy and cost-effectiveness to the National Institute of Clinical Excellence (NICE). We're working with a specialist consultant in this area and have established a European subsidiary based in the UK. We're also in discussions with distributors to enable us to gather this data as fast as we possibly can.

corporatefile.com.au
What key milestones lie ahead in taking VentrAssist™ to market in the USA?

CEO Colin Sutton PhD
The next key USA milestone is for us to start our US bridge-to-transplant clinical trial by the middle of this year. Our clinical trial following the completion of our feasibility study will involve up to 95 patients and we estimate it'll take 18 months to complete all implants.

We will then compile the trial data and submit our Pre-Market Approval (PMA) to the FDA. The FDA will inspect our manufacturing facility in Sydney to confirm that our facilities and processes are compliant with international Quality System Regulations (QSR). It should be noted we have invested a huge amount of time and resources in creating a facility that will meet FDA and International Standards Organisation (ISO) standards.

corporatefile.com.au
What will trigger FDA approval?

CEO Colin Sutton PhD
A Pre-Market Approval (PMA) application will trigger FDA approval. The PMA application will involve the submission of several thousands of pages of clinical, design and development and manufacturing data. A clinical end point for this could be to keep the patients alive on the pump for up to six months. The FDA will look for evidence of safety and efficacy. It'll take 18 months for the recruitment of 95 patients and up to six months for follow-up. So we expect the trial will take two years from start to finish. Following PMA approval, we'll face an FDA panel meeting and the FDA will inspect our facility. We expect to go to market immediately thereafter.

corporatefile.com.au
To what extent is the implementation of European CE Mark trials and a US feasibility study in parallel likely to pose a constraint on your resources?

CEO Colin Sutton PhD
Running US and European trials in parallel will not be a constraint to our growth. We have employed some of the most talented and capable people in the industry and we don't see any constraints that could slow our progress.

We train all hospital staff involved in the implants. We wouldn't initiate a hospital that hadn't been fully trained and adequately supported by our own staff.

We've already trained medical teams and hospital support staff in Australia, UK, New Zealand and Norway. Full training takes about a week, depending on the extent of the hospital staff's experience.

In the USA, many of the hospitals we'll work with are already implanting LVAS's, so it's just a matter of training them on our particular device.

The major area we see requiring additional support is clinical engineering and technical back-up support for hospitals. We have several people in-house and we know others within the industry we'd want to employ.

corporatefile.com.au
What's your sales strategy and what are your target markets? Are you on track to achieve your goal of generating sales by early 2006 as clearly stated in your March 2005 Fact Sheet?

CEO Colin Sutton PhD
Our CE Mark Trial is making progress and we're all working as hard as we can towards meeting that milestone. We don't think we need a partnership because there's a limited number of hospitals in the USA licensed to undertake heart transplants.

The total market we'll be addressing in the USA is just 60 hospitals and that means we won't require a large sales network. A small specialised team will be able to address that and we can form that team quite easily and quickly. Getting hospitals to use VentrAssist™ is something we can address with our own staff rather than rely on a third party.

Based on my previous experience with the development of pacemakers and then at the medical device company SIRTeX Medical Limited, I would say a good direct sales force can be established in the USA very quickly without it being a major undertaking.

corporatefile.com.au
Your facility in Sydney has a manufacturing capacity of more than 200 devices per year. Is this capacity sufficient to manufacture volumes on a commercial scale?

CEO Colin Sutton PhD
Absolutely. It's also fully GMP compliant and on par with anything you'd find at some of the best companies in the world. Over the last year we've invested and upgraded our facility including the addition of a new clean room.

We've also upgraded our machining capabilities by setting up a new facility at Kirrawee where we've got six sophisticated computer controlled mills capable of running 24-hours-a-day. Our capacity to manufacture the titanium components is more than adequate.

We've also been bringing in-house all the other major processes involved such as laser welding and diamond coating. This process will be completed by the end of the year.

corporatefile.com.au
You reported a loss of $13 million for the half year ended 31 December 2004. Total expenditure increased 74 percent to $14.6million. What factors accounted for the increase in costs?

CEO Colin Sutton PhD
Our increased spending reflects our increased activity. The number was in line with our budget as we scaled up the manufacture of our device for the CE Mark Trial and upgraded our manufacturing capability, such as bringing the sterilisation process in-house and establishing the new clean room. We've also ramped up production substantially in order to ensure sufficient stock to complete the trial. We've expensed all the raw materials, work-in-progress and finished goods accumulated over the past 12 months, and now we've enough devices to fully support our European trial.

corporatefile.com.au
As at 31 December 2004, Ventracor had $46 million in cash. What is your current cash position, monthly cash burn and R&D-to-expense ratio? How do you intend to use your cash resources?

CEO Colin Sutton PhD
We have about $40 million in current cash resources. Our current cash burn is about $2.5 million per month, which typically includes a $500,000 to $700,000 monthly spend on manufacturing ramp-up. The balance relates to overheads, R&D, regulatory submissions and quality assurance.

Our cash resources will be used to expedite the USA feasibility study and CE Mark Trial and maintain our offices in the USA and the UK which will be important in progressing our clinical trials.

corporatefile.com.au
You filed legal action against a US-based company which you believe is infringing two of your USA registered patents. When do you expect to resolve this litigation issue? What is your patent position?

CEO Colin Sutton PhD
The court in Florida is considering submissions from both parties and we anticipate a resolution in three to six months. We have several people within our organisation with decades of medical device and litigation experience helping us with this matter.

We know we have a very strong patent position. Our patents typically run for 20 years and in some cases are extendable past the normal 20-year period. Our oldest patents are about eight years old so we've got more than 10 years to run on them. We'll continue to defend our intellectual property. It is unfortunate we've had to take this step to pursue another company for patent infringement but we felt it necessary given the circumstances. We hope to be able to settle this matter so we can get on with the business of commercialising our technology and providing an innovative medical solution for doctors and their patients all around the world.

corporatefile.com.au
Do you see signs of structural change in the LVAS industry and what's your strategy to maintain your competitive position? What will be your main focus in 2005?

CEO Colin Sutton PhD
We do see change and we're not surprised by the level of consolidation. Congestive heart failure is one of the fastest growing problems in medical management in the cardiac area. We think the consolidation will be led by one or more of the major players.

Our device is very competitive. We have a series of development programmes in place to increase its physiological responsiveness and we've also identified areas where we'd want to improve the functionality of our product and we're working on them right now.

Our total focus for 2005 is gaining regulatory approval as quickly as possible and taking our device to market.

We expect to be in the European market before the USA. The clinical trial in the USA should become a major revenue generator for us once reimbursement schemes have been established.

corporatefile.com.au
Thank you Colin.

For more information about Ventracor Limited, view www.ventracor.com or call Chief Executive Officer Colin Sutton PhD or Manager, Investor Relations, Andrew Geddes on (02) 9406 3100.